

February 25, 2011

Ronald T. Hundzinski- Principal Accounting Officer
Borgwarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

     Re: **Borgwarner Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 10, 2011
             File No. 001-12162

Dear Mr. Hundzinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   It appears that your discussion and analysis of operating results should be enhanced by providing a table which details the major components within cost of sales along with a corresponding discussion explaining the larger period-to-period changes within such components. Your disclosure may also be enhanced by providing a detailed explanation of the impact that such components had on each of your segments. Please advise.

Critical Accounting Estimates, page 41

2.   We note that your warranty provision was .7% of net sales for the 2010 fiscal year, 1.2% of net sales for the 2009 fiscal year and 1.3% of net sales for the 2008 fiscal year. In this regard, please tell us the reason for the significant decrease in your warranty provision as a percentage of net sales. In particular, provide us with support for your conclusion that the decrease in your warranty provision as a percentage of net sales is appropriate. In addition, if the decrease in your warranty provision as a percentage of net sales resulted from changes in historical trends, please revise your disclosure, in future filings, to comply with Item 303(a)(3)(ii).

Item 8. Financial Statements and Supplementary Data

Note 2. Research and Development Costs, page 66

3.   You indicate that customer reimbursements are netted against gross R&D expenditures upon billing of services performed. In this regard, please provide us with more details regarding your research and development agreements and tell us whether or not the financial risk associated with research and development is transferred to your customers upon billing of services performed. In particular, please tell us whether your customers have guaranteed payment of amounts billed regardless of the outcome of your research and development costs or acceptance of the adequacy of R&D services you performed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief